ASSURE HOLDINGS CORP.

7887 East Belleview Avenue, Suite 500

Greenwood Village, Colorado 80111

February 4, 2022

Via EDGAR

Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	Assure Holdings Corp. – Request for Acceleration
Registration Statement on Form S-1/A Filed on December 30, 2021, as amended February 3, 2022 File No. 333-261946

Ladies and Gentlemen:

On behalf of Assure Holdings Corp., we hereby respectfully request that the Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1/A (No. 333-261946) to permit said Registration Statement to become effective at 4:00 p.m. Eastern time on February 8, 2022, or as soon thereafter as practicable.

Please contact the undersigned with any questions with respect to this request.

Very truly yours,

Assure Holdings Corp.

/s/ John Price

John Price

Chief Financial Officer